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[MORRIS, MANNING & MARTIN, LLP LETTERHEAD]



January 21, 2005




VIA EDGAR



Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C.  20549
Attn:  Main Filing Desk

         Re:    Education Realty Trust, Inc.
                Registration Statement on Form S-11 (File No. 333-119264) Request for Acceleration

Ladies and Gentlemen:

         On behalf of our client, Education Realty Trust, Inc. (the "Company"), enclosed for filing is the Company's request pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), for the acceleration of the effectiveness of its Registration Statement on Form S-11 (File No. 333-119264) under the Act to immediate effectiveness on Tuesday, January 25, 2005 at 4:00 p.m. Eastern Standard Time or as soon thereafter as is practicable. Please acknowledge receipt of this filing via the EDGAR postmaster.

         If you have any questions regarding this matter, please do not hesitate to contact me at 404-504-7635.

                                    Very truly yours,

                                    MORRIS, MANNING & MARTIN, LLP

                                    /s/ Rosemarie A. Thurston

                                    Rosemarie A. Thurston

RAT/as
Enclosure
cc:     Owen J. Pinkerton, Esq., Senior Counsel
        Neil Miller, Esq., Division of Corporation Finance


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MORRIS, MANNING & MARTIN, LLP

  January 21, 2005
  Page 2


                          Education Realty Trust, Inc.
                         530 Oak Court Drive, Suite 300
                            Memphis, Tennessee 38117


                                January 21, 2005


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

         Re:      Education Realty Trust, Inc.
                  Registration Statement on Form S-11 (File No. 333-119264)

Ladies and Gentlemen:

         Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), Education Realty Trust, Inc., a Maryland corporation (the "Company"), hereby requests acceleration of the effective date of its Registration Statement on Form S-11 (File No. 333-119264) to immediate effectiveness on Tuesday, January 25, 2005 at 4:00 p.m. Eastern Standard Time, or as soon thereafter as is practicable.

         We confirm our awareness of our statutory responsibilities under the Act and the Securities Exchange Act of 1934, as amended. We acknowledge that a grant of effectiveness does not foreclose the Commission from taking any action with respect to the filing or relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing and that the Company may not assert such action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         You will receive a letter from J.P. Morgan Securities, Inc. and UBS Securities LLC, on behalf of the underwriters of the proposed offering, pursuant to which such underwriters will join the Company's request for acceleration of the effective date of the Registration Statement on Form S-11.

         Very truly yours,

         Education Realty Trust, Inc.


                                       By:      /s/ Paul O. Bower
                                           -------------------------------
                                         Paul O. Bower
                                         President and Chief Executive Officer